UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 28, 2009

Commission File Number: 000-51387

Focus Media Holding Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

28-30/F, Zhao Feng World Trade Building 369 Jiangsu Road Shanghai 200050 China
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Contents

Signature

Exhibit Index

Exhibit 99.1 – Press Release: Focus Media Announces Subscription for Ordinary
Shares by Executive Chairman

Exhibit 99.2 - Press Release: Focus Media Announces Change to Board of Directors

Exhibit 99.3 - Press Release: Focus Media Announces Joint Termination of Asset
Sale Agreement with SINA Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Focus Media Holding Limited

Date: September 28, 2009	By:	/s/ Alex Deyi Yang
	Name:	Alex Deyi Yang
	Title:	Acting Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: Subscription for Ordinary Shares By Executive Chairman
99.2	Press Release: Focus Media Announces Change to Board of Directors
99.3	Press Release: Focus Media Announces Joint Termination of Asset Sale Agreement with SINA Corporation